17008818

ION

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SEC Mail Processing Section

MAR 02 2017

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan B Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Cordova Street, Suite 100

(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin P. O'Malley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLAN B INVESTMENTS, INC., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PLEASE SEE NOTARY SEAL ON ATTACHED PAGE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On Feb. 27, 2016 before me, L. Mansis, Notary Public, personally appeared Martin P. O'Malley, Jr.,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]

Notary Public Signature

L. MANSIS
Commission # 2069896
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2018

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

Annual Certified Audit.

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual(s)
- ☐ Corporate Officer (Title)_______________
- ☐ Partner(s)
- ☐ Power of Attorney
- ☐ Trustee(s)
- ☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- Securely attach this document to the signed document with a staple.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.

  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).

Plan B Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR'S STANDARD REPORT

To the Board of Directors and Shareholders
of Plan B Investments, Inc.

I have audited the accompanying statement of financial condition of Plan B Investments, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Plan B Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plan B Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Plan B Investments, Inc.'s financial statements. The supplemental information is the responsibility of Plan B Investments, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

Plan B Investments, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 71,633
Accounts receivable	61,384
Prepaid Expense	500
Property and equipment, at cost, net of Accumulated depreciation of $7,283	1,468
Total Assets	$ 134,985

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 5,288
Credit Card Payable	6,041
Payroll Liabilities	4,410
Total liabilities	$ 15,739
Shareholder's equity	
Common stock -authorized, issued and outstanding 1,000 shares without value per share	25,000
Retained earnings	94,246
Total shareholder's equity	119,246
Total liabilities and shareholder's equity	$ 134,985

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenues	
Commission income	$ 53,978
RIA income	269,326
Total revenue	323,304
Expenses	
Advertising/Promotions	$ 19,524
Auto Expense	23,064
Bank Service Charges	35
Consulting Fees	7,719
Depreciation	849
Dues and Subscriptions	511
Equipment Lease	4,467
Insurance	6,711
License & Permits	4,238
Office Supplies & Expenses	19,350
Payroll Expense	153,790
Payroll Tax Expense	246
Postage & Delivery	2,269
Professional Fees	12,547
Rent	30,815
Telephone	8,690
Travel & Entertainment	11,421
Miscellaneous	24,460
Total expenses	$330,706
Net loss before income tax provision	(7,402)
Income tax provision	(800)
Net Loss	$ (8,202)

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2015	$25,000	$ 0	$ 102,448	$ 127,448
Capital Distribution			$ 0	$ 0
Net Loss			$ (8,202)	$ (8,202)
Balance, December 31, 2016	$25,000	$ 0	$ 94,246	$ 119,246

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net Loss	$ (8,202)
Depreciation Expense	849
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in accounts receivable	5,626
Decrease in prepaid expenses	2,680
Decrease in security deposit	2,512
Decrease in accounts payable	(5,105)
Decrease in credit card payable	(770)
Increase in payroll liability	4,410
Net cash provided by operating activities:	$ 2,000
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Net increase in cash	$ 2,000
Cash at beginning of year	69,633
Cash at end of year	$ 71,633
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Cash paid for income taxes	$ 800
Interest income	$ 0

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Plan B investments, Inc. (the "Company") was incorporated in the State of California on September 23, 2004. On October 28, 2005, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment advisory services, and to sell mutual funds, and variable annuities.

The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 for form the Financial Industry Regulatory Agency ("FINRA"). The Company is headquartered in Burbank, California.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are invoiced either at the beginning or end of each quarter, depending on when the revenue was earned. The revenue for the BD is in the form of commissions. The revenue for the RIA is in the form of fees. Both types of invoices are recognized when earned and entered into QuickBooks by their revenue source. The invoice are received as of the date of the check or EFT deposit into the bank account.

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Securities	$71,633	$ 0	$ 0

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2016, the Company had net capital of $ 55,894 which was $ 50,894 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness of $15,739 to net capital was 28%.

Note 5 -- Income Taxes

As discussed in the Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2016, the Company recorded the minimum franchise tax of $800.

Note 6 – Operating Lease Commitments

Future minimum lease payments under the lease are as follows:

	Amount
2017	17,584
Total	$17,584

Total rent expense for the location for year 2016 was $ 27,554.

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – SIPC Supplementary Report Requirement

During the year ended December 31, 2016, SIPC raised its member's assessment to .0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2016

Computation of Net Capital	
Total ownership equity from statement of financial condition	$119,246
Less: Nonallowable assets	(63,352)
Net Capital	$ 55,894
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 1,049
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 50,894
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) or 120% of minimum net capital	$ 54,320
Computation of Aggregate Indebtedness	
Total liabilities	$ 15,739
Percentage of aggregate indebtedness to net capital	28 %
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA
Reconciliation	
Unaudited net capital	$ 59,789
Audit Adjustments	$ (3,895)
Audited Net Capital	$ 55,894

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2016

Nonallowable Assets:

Accounts receivable	$ 61,384
Property and equipment	1,468
Prepaid Expenses	500
Total	$ 63,352

Plan B Investments, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See report of independent auditor

Plan B Investments, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See report of independent auditor

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Plan B Investments, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Plan B Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Plan B Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Plan B Investments, Inc. stated that Plan B Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Plan B Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plan B Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 24, 2017

Plan B INVESTMENTS, INC.

December 31, 2016

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

PLAN B INVESTMENTS, Inc. met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Martin P. O'Malley, Jr.
President
PLAN B INVESTMENTS, Inc.

PO Box 2636, Pasadena, CA 91102-2636
525 Cordova Street, Suite 100, Pasadena, CA 91101
TOLL-FREE 888 511-4611 TEL 866 323-4538
mpo@planbii.com www.planbii.com
Member FINRA, SIPR, Registered Investment Advisor
Insurance products offerred through PBII Insurance Agency CA Lic. # OE97530